SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Buyback of its Own Shares by means of Option transactions

São Paulo, September 15, 2011 –GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL (the “Company”),(S&P/Fitch: BB-/BB-,Moody’s: B1), the largest low cost/low tariff air carrier in Latin America, hereby informs that, reiterates previously published information and adds that, in 09/08/2011, the Board of Directors of the Company authorized its own shares to be traded by means of purchase of call options (“calls”) and launching of put options (“puts” and, collectively, “Options”) referenced on Company’s shares, for purposes of being either cancelled, held as treasury stock or disposed of, under the terms of CVM Instruction 390, dated July 08, 2003 (“CVM Instruction 390”), pursuant to the following conditions:

The number of call or put options to be launched or purchased is of up to 9,305,754 preferred, registered shares, with no face value, issued by the Company, representing 10% of all the outstanding shares, which  totaled 93,057,541 outstanding shares on the market at 09/08/2011. According to the Relevant Fact disclosed on 09/08/2011, the total of 9,318,349 preferred shares corresponded to 10% of the outstanding shares on 08/31/2011.

The Options are settled by means of physical delivery of the shares against payment of the exercise price, which shall be determined based on the market price of the shares. Currently, the Company is issuing Options with maturity date at 08/20/2012  and exercise price of R$ 14.25 per share.

The proceeds of the premium paid or received upon the launching or trading of the Options shall be held for future settlement of the derivative transactions carried out within the repurchase scope.

The maximum term for settlement of the above referred transactions is one hundred and eighty (180) days counted from 09/09/2011, that is, during the period from 09/09/2011 until 03/09/2012, and the maturity date of the Options shall not exceed three hundred and sixty-five (365) days counted from the date of each transaction .

The total treasury stock added to the purchases made under the Stock Buyback Program approved by the Board of Directors of the Company at 08/11/2011 and disclosed in the Relevant Fact on the same date added to the number of shares the Company may purchase, upon exercise of call or put options, shall not exceed the limit of 10% of the outstanding shares.

The transactions shall be carried out at BM&FBOVESPA, with intermediation of the following financial institutions:

•   SANTANDER CCVM S/A., with head-office at Av. Presidente Juscelino Kubitschek, 2.235, 24º andar, São Paulo, SP;

•   DEUTSCHE BANK CORRETORA DE VALORES S/A, with head-office at Av. Brigadeiro Faria Lima 3.900, 13º andar, São Paulo, SP and

•      MERRILL LYNCH S/A CTVM, with head-office at Av. Brigadeiro Faria Lima, 3.400, cj. 161, São Paulo, SP.

The Company declares that, at 09/08/2011, there were no call and/or put options referenced on its shares, other than those existing under the Company’s Stock Purchase Option Plan, approved at the Regular and Special Shareholders’ Meeting of the Company, held on 12/09/2004, and, further, that there are no relevant facts regarding the Company that have not been disclosed.

Contact

Investor Relations
Leonardo Pereira –CFO
Edmar Lopes – Capital Markets Officer
Raquel Kim – Investor Relations
Gustavo Mendes – Investor Relations
Ricardo Rocca – Investor Relations

Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website:www.voegol.com.br/ir
Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):
Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590

E-mail: meaghan.smith@edelman.com
or robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: B1), the largest low-cost and low-fare airline in Latin America, offers more than 940 daily flights to 63 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.